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                            Schedule 14A Information
                                 Proxy Statement
        Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant []
Filed by a Party other than the Registrant [X]

Check the appropriate box:
      [ ]   Preliminary Proxy Statement
      [ ]   Confidential, for Use of the Commission Only (as permitted by Rule
            14a-6(e)(2))
      [ ]   Definitive Proxy Statement
      [ ]   Definitive Additional Materials
      [X]  Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                        Integrated Circuit Systems, Inc.
                         2435 Boulevard of the Generals
                                  P.O. Box 968
                           Valley Forge, Pennsylvania
                (Name of Registrant as Specified In Its Charter)

                               Stavro E. Prodromou
                                106 Quincy House
                                1801 Butler Pike
                        Conshohocken, Pennsylvania 19428
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of filing Fee (Check the appropriate box):

      [X]  No fee required.

      [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

           1)    Title of each class of securities to which transaction applies:


           2)    Aggregate number of securities to which transaction applies:


           3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):


           4) Proposed maximum aggregate value of transaction:


           5) Total fee paid:



      [ ]   Fee paid previously with preliminary materials.

      [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           1)    Amount Previously Paid:

           2)    Form, Schedule or Registration Statement No.:

           3)    Filing Party:
                 Ehmann, Van Denbergh & Trainor, P.C.
                 Two Penn Center Plaza, Suite 725,
                 Philadelphia, Pennsylvania 19102

           4)    Dated Filed:
                 December 21, 1998


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                               Stavro E. Prodromou
                                106 Quincy House
                                1801 Butler Pike
                        Conshohocken, Pennsylvania 19428


                                                               December 21, 1998



To:      The Shareholders of Integrated Circuit Systems, Inc.


Dear Shareholders,

                  Due to an oversight on my part in the preparation of in my biographical information as set forth in my proxy materials, I failed to properly advise you, of the fact that I wound up the affairs of a company, Palo Alto Digital Systems, Inc, for which I was the President, Chief Executive Officer and sole investor, by placing same in a Chapter 7 bankruptcy. As a condition to my employment with Integrated Circuit Systems, Inc. ("ICST"), I was required by Mr. Boreen, the then chairman of ICST's Board of Directors, to wind up the affairs of Palo Alto. I had begun the "winding-down" of the activities of Palo Alto some six months before joining ICST. By the time I joined ICST, Palo Alto had essentially ceased activity. Based on the advice of counsel that Chapter 7 provided certain tax benefits and other advantages under California law that other methods of winding-up did not provide, I placed Palo Alto in a Chapter 7 Bankruptcy. The rules and regulations of the Securities and Exchange Act of 1934 require that I disclose this information to you as part of my biographical materials contained in my proxy statement. Below is my corrected biographical summary. You should read this prior to making your decision on how to vote at the upcoming Annual Meeting of ICST.

Stavro E. Prodromou, Ph.D.

         Dr. Prodromou is the President and Chief Executive Officer of Peregiene Semiconductor Company in San Diego, California. Dr. Prodromou was formerly the President and CEO of Integrated Circuit Systems, Inc. (NASDAQ: ICST) of Valley Forge, PA, until his resignation in March 1998. He had previously served as a Director of the Company since October 1993. Prior to ICS, Dr. Prodromou was the President, CEO and sole investor of Palo Alto Digital Systems, Inc. In 1997, Palo Alto voluntarily filed for protection under Chapter 7 of the Bankruptcy Act of 1978, as amended. This action was taken as part of Dr. Prodromou's winding-up of the affairs of Palo Alto. Dr. Prodromou was also the President and CEO of PADSystems, Inc. a company that he founded, specializing in the areas of computers & peripherals, integrated circuits, and software. Dr. Prodromou was the founder, President and CEO of Poqet Computer Corporation of Santa Clara, CA. Earlier in his career, he served in executive management capacities at Texas Instruments (NYSE: TXN), General Electric (NYSE: GE), Fairchild Semiconductor, and Mattel Electronics. Dr. Prodromou received his B.S. in Electrical Engineering from Rutgers University, and his M.S. and Ph.D. from the Polytechnic Institute of New York. Dr. Prodromou is a member of the Sigma Xi, Tau Beta Pi and Eta Kappa Nu honorary societies.

         As to the vicious and defamatory comments contained in ICST's press release of December 15, 1998, I will not reduce my standards to enter into a "mudslinging" contest with existing management. I would urge ICST's management and Board of Directors to immediately retract their vicious and unjustified remarks and publicly apologize to you, the shareholders, and me for their conduct. I allow you, the shareholders, to determine whether you believe that mudslingers are the types of management you want to lead your company.

                                   Sincerely,



                                      /s/  Stavro E. Prodromou
                                      -------------------------------
                                      Stavro E. Prodromou